Filed Pursuant to Rule 433
Registration No. 333-180289
January 7, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes
Linked to the Market Vectors® Gold Miners ETF

▶ Autocallable Contingent Income Barrier Notes Linked to the Market Vectors® Gold Miners ETF
▶ Maturity of approximately 15 months
▶ Quarterly contingent coupon payments at a rate of between 2.25% and 3.00% (equivalent to between 9.00% and 12.00% per annum) (to be determined on the Pricing Date) payable if the closing price of the reference asset on the applicable observation date is greater than or equal to 65% of the initial price
▶ Callable quarterly at the principal amount plus the applicable contingent coupon if the closing price of the reference asset on any observation date is greater than or equal to its initial price
▶ If the notes are not called, full exposure to declines in the reference asset if the return of the reference asset is less than -35%
▶ If the notes are not called, repayment of principal at maturity if the return of the reference asset is not below -35%
▶ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-3 of the accompanying prospectus supplement and page S-2 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the notes on the Pricing Date is expected to be between $940.00 and $980.00 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.25% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Autocallable Contingent Income Barrier Notes
Linked to the Market Vectors® Gold Miners ETF

Indicative Terms*

Principal Amount	$1,000 per note
Term	Approximately 15 months
Reference Asset	The Market Vectors® Gold Miners ETF ("GDX") (Ticker: GDX)
Call Feature	The notes will be automatically called if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any quarterly Observation Date. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to 100% of the Principal Amount, together with the final coupon payment on the corresponding Coupon Payment Date (the "Call Payment Date").
Contingent Coupon Rate	Between 2.25% and 3.00% per quarter (equivalent to between 9.00% and 12.00% per annum). The actual Contingent Coupon Rate will be determined on the Pricing Date.
Contingent Coupon	**If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Observation Date:** we will pay you the Contingent Coupon. **If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Observation Date**: the Contingent Coupon applicable to such Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
Coupon Trigger	65% of the Initial Price.
Barrier Price	65% of the Initial Price.
Final Settlement Value	Unless the notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: **If the Final Price is greater than or equal to the Barrier Price:** $1,000. **If the Final Price is less than the Barrier Price:** $1,000 + ($1,000 × Reference Return). If the Final Price is less than the Barrier Price, you will lose a significant portion, and could lose all, of your Principal Amount.
Reference Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price	See page FWP-4
Final Price	See page FWP-4
Pricing Date	January 20, 2015
Trade Date	January 20, 2015
Original Issue Date	January 23, 2015
Final Valuation Date†	April 20, 2016
Maturity Date†	April 25, 2016
CUSIP/ISIN	40433BYB8/US40433BYB88

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.

The Notes

These Autocallable Contingent Income Barrier Notes may be suitable for investors who believe that the Reference Asset will not depreciate significantly over the term of the notes. So long as the Official Closing Price on each Observation Date is greater than or equal to the Coupon Trigger, you will receive the quarterly Contingent Coupon on the applicable Coupon Payment Date.

If the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Observation Date, your notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon on the corresponding Call Payment Date.

If the notes are not automatically called and the Final Price is greater than or equal to the Barrier Price, you will receive a Payment at Maturity equal to the Principal Amount, together with the final Contingent Coupon.

If the notes are not automatically called and the Final Price is less than the Barrier Price, we will pay you less than the Principal Amount, if anything, resulting in a loss of principal that is proportionate to the negative Reference Return.

The offering period for the notes is through **January 20, 2015**



Illustration of Payment Scenarios

Your payment on the notes will depend on whether the notes have been automatically called, whether the Official Closing Price of the Reference Asset on an Observation Date is greater than or equal to the Coupon Trigger, and whether the Final Price is greater than or equal to the Barrier Price. If your notes are not automatically called, you will lose some or all of your Principal Amount at maturity if the Final Price is less than the Barrier Price. Even with any Contingent Coupons that are paid, your yield on an investment in the notes may be negative.



Information about the Reference Asset

Market Vectors® Gold Miners ETF

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks.



The graph above illustrates the daily performance of the Reference Asset from January 1, 2008 through January 5, 2015. The closing prices in the graph above were obtained from the Bloomberg Professional® service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The Market Vectors® Gold Miners ETF" on page FWP-13 and in the accompanying ETF Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes
Linked to the Market Vectors® Gold Miners ETF



This free writing prospectus relates to a single offering of Autocallable Contingent Income Barrier Notes. The notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo guaranteed interest payments and all dividend payments during the term of the notes and, if the notes are not automatically called and the Reference Return is less than -35%, lose up to 100% of your principal. In addition, the payment at maturity will not exceed the sum of the Principal Amount and the final coupon payment, if payable.**

This free writing prospectus relates to an offering of notes linked to the performance of the Market Vectors® Gold Miners ETF (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The Market Vectors® Gold Miners ETF (Ticker: GDX)
Trade Date:	January 20, 2015
Pricing Date:	January 20, 2015
Original Issue Date:	January 23, 2015
Final Valuation Date:	April 20, 2016, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be April 25, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Feature:	If the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Observation Date, the notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Coupon Payment Date (the "Call Payment Date").
Contingent Coupon Rate:	Between 2.25% and 3.00% per quarter (equivalent to between 9.00% and 12.00% per annum). The actual Contingent Coupon Rate will be determined on the Pricing Date.
Contingent Coupon:	*If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Observation Date,* you will receive the Contingent Coupon of between $22.50 and $30.00 per $1,000 in Principal Amount on the applicable Coupon Payment Date. The actual Contingent Coupon will be determined on the Pricing Date.
	If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
Coupon Trigger:	65% of the Initial Price
Coupon Payment Dates:	April 27, 2015, July 27, 2015, October 26, 2015, January 25, 2016 and the Maturity Date. Coupon Payment Dates are subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Observation Dates:	The third scheduled trading day prior to the applicable Coupon Payment Date. Observation Dates are subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	Unless the notes are automatically called, on the Maturity Date, for each note, we will pay you the Final Settlement Value and the final Contingent Coupon (if any).

Final Settlement Value:	***Unless the notes are automatically called, if the Final Price is greater than or equal to the Barrier Price,*** you will receive $1,000 per $1,000 Principal Amount of notes.
	Unless the notes are automatically called, if the Final Price is less than the Barrier Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:
	$1,000 + ($1,000 × Reference Return).
	Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **If the Final Price is less than the Barrier Price, you will lose a significant portion, and could lose all, of your Principal Amount. Even with any Contingent Coupons that are paid, your yield on an investment in the notes may be negative.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Barrier Price:	65% of the Initial Price.
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page "GDX <EQUITY>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable (subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement").
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433BYB8/US40433BYB88
Estimated Initial Value:	The Estimated Initial Value of the notes will be less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any."

The Trade Date, the Pricing Date, the Observation Dates, the Coupon Payment Dates, and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

GENERAL

This free writing prospectus relates to an offering of notes linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, and the ETF Underlying Supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-3 of the prospectus supplement and page S-2 of the ETF Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The notes will be automatically called if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Observation Date. If the notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Observation Date is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the notes, please see the section entitled "Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement. The Contingent Coupon Rate will be between 9.00% and 12.00% per annum (if payable, between $22.50 and $30.00 per $1,000 of Principal Amount paid quarterly on the applicable Coupon Payment Date). The actual Contingent Coupon Rate will be determined on the Pricing Date.

Maturity

Unless the notes are automatically called, on the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Final Price is greater than or equal to the Barrier Price, you will receive $1,000 per $1,000 Principal Amount.

If the Final Price is less than the Barrier Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **You should be aware that if the Final Price is less than the Barrier Price, you will lose some or all of your Principal Amount.**

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Issuer

Van Eck Associates Corporation is the reference issuer.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▶ You seek a contingent quarterly Coupon, based on the performance of the Reference Asset, that will be equal to the Contingent Coupon Rate if the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Barrier on the applicable Observation Date.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the notes are not automatically called and the Reference Return is less than -35%.

▶ You are willing to hold notes that will be automatically called on any Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price, or you are otherwise willing to hold the notes to maturity.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo guaranteed interest payments on the notes, and dividends or other distributions paid to holders of the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶ You believe that the Official Closing Price of the Reference Asset will be less than the Coupon Barrier on most or all of the Observation Dates or that the Contingent Coupon will not provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the notes are not automatically called and the Reference Return is less than -35%.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You seek an investment that provides full return of principal.

▶ You are unable or unwilling to hold notes that will be automatically called on any Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price, or you are otherwise unable or unwilling to hold the notes to maturity.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the notes, or the dividends or other distributions paid to holders of the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-2 of the accompanying ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

If your notes are not automatically called, you will be fully exposed to the decline in the Final Price from the Initial Price if the Final Price is less than the Barrier Price. Accordingly, if the Reference Return is less than -35%, your Payment at Maturity will be significantly less than the Principal Amount of your notes. You may lose up to 100% of your Principal Amount at maturity if the Final Price is less than the Barrier Price. Even with any Contingent Coupons that are paid, your yield on an investment in the notes may be negative.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the Official Closing Price of the Reference Asset on an Observation Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to such Observation Date. If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on each of the Observation Dates, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your notes.

Your return on the notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Asset.

For each note, you will only receive $1,000 at maturity plus the Contingent Coupon if the Final Price is greater than or equal to the Barrier Price (and Coupon Trigger), regardless of any appreciation in the price of the Reference Asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the notes.

The amount payable on the notes is not linked to the price of the Reference Asset at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the notes will be based on the Official Closing Price of the Reference Asset on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset is greater than or equal to the Coupon Trigger during the term of the notes other than on an Observation Date but then decreases on an Observation Date to a price that is less than the Coupon Trigger, no Contingent Coupon will be payable on the applicable Coupon Payment Date. Further, if the notes are not called, even if the price of the Reference Asset is greater than or equal to the Barrier Price during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity will be significantly less than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.

The policies of the reference issuer of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

The notes may be automatically called prior to the Maturity Date.

If the notes are automatically called early, the holding period over which you may receive coupon payments could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 14 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The value of the Market Vectors® Gold Miners ETF depends, in part, upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Market Vectors® Gold Miners ETF and, as a result, the value of the notes.

Risks associated with emerging markets.

An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The notes will not be adjusted for changes in exchange rates.

Although some of the equity securities that comprise the Market Vectors® Gold Miners ETF are traded in currencies other than U.S. dollars, and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Market Vectors® Gold Miners ETF, and therefore your notes. The amount we pay in respect of your notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

The holdings of the Reference Asset are concentrated in the gold and silver mining industries.

All or substantially all of the equity securities held by the Reference Asset are issued by gold or silver mining companies. An investment in the notes linked to the Reference Asset will be concentrated in the gold and silver mining industries. As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the Reference Asset may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to gold and silver bullion.

The Reference Asset invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The Reference Asset may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not expected to be the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The payments on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The following table and examples indicate how the Contingent Coupon and Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Price*: $20.00

▸ Barrier Price and Coupon Trigger: $13.00 (65% of the Initial Price)

▸ Hypothetical Contingent Coupon Rate*:   9.00% per annum (2.25% for each quarter in which it is payable). Using this hypothetical Contingent Coupon Rate, if the Official Closing Price of the Reference Asset on *every* Observation Date is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the notes would total $112.50 per $1,000 Principal Amount of notes.

*The actual Initial Price and Contingent Coupon Rate will be determined on the Pricing Date.

Summary of the Examples

	Notes Are Called on an Observation Date	Notes Are Not Called on Any Observation Date	
	Example 1	Example 2	Example 3
Initial Price	$20	$20	$20
Barrier Price and Coupon Trigger	$13	$13	$13
Official Closing Price / Percentage Change on the First Observation Date	$15/-25%	$15/-25%	$12/-40%
Official Closing Price / Percentage Change on the Second Observation Date	$16/-20%	$12/-40%	$11/-45%
Official Closing Price / Percentage Change on the Third Observation Date	$17/-15%	$11/-45%	$10/-50%
Official Closing Price / Percentage Change on the Fourth Observation Date	$21/5%	$12/-40%	$11/-45%
Official Closing Prices / Percentage Changes on the Final Valuation Date	N/A	$16/-20%	$12/-40%
Contingent Coupon Payment Amounts over the Term of the Notes	4 x $22.50 = $90.00	2 x $22.50 = $45.00	0 x $22.50 = $0.00
Final Settlement Value	N/A	$1,000	$1,000 + $1,000 x -40% = $600.00
Return of the Notes	9.00%	4.50%	-40.00%

Example 1—**The Official Closing Price of the Reference Asset on the fourth Observation Date is greater than or equal to the Initial Price and the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger on the three prior Observation Dates.**

Because the Official Closing Price of the Reference Asset on the fourth Observation Date is greater than or equal to the Initial Price, the notes will be called and you will receive $1,022.50 per note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $67.50 received in respect of the prior Observation Dates, we will have paid you a total of $1,090.00 per note, resulting in a 9.00% return on the notes.

Example 2— **The notes are not called, the Final Price is greater than or equal to the Barrier Price, and the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger on two of the five Observation Dates.**

Because the Final Price is greater than or equal to the Barrier Price, you will receive $1,000 per $1,000 in Principal Amount.

When added to the Contingent Coupon payments of $22.50 received in respect of prior Observation Dates and the Final Valuation Date, we will have paid you a total of $1,045.00 per note, resulting in a 4.50% return on the notes.

Example 3— **The notes are not called, the Final Price is less than the Barrier Price, and the Official Closing Price of the Reference Asset was not greater than or equal to the Coupon Trigger on any Observation Date.**

Because the Final Price of the Reference Asset is less than the Barrier Price, you will receive $600 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Because there was no Contingent Coupon payable in respect of the prior Observation Dates, we will pay you a total of $600.00, resulting in a -40.00% return on the notes.

If the notes are not called and the Final Price is less than the Barrier Price, you will be exposed to any decrease in the price of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

THE MARKET VECTORS® GOLD MINERS ETF

Description of the GDX

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks.

For more information about the GDX, see "The Market Vectors Gold Miners ETF" beginning on page S-30 of the accompanying ETF Underlying Supplement.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing prices from January 1, 2008 through January 5, 2015. The closing price for the GDX on January 5, 2015 was $19.44. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the GDX on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return and whether the final coupon payment is payable, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.75% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.25% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein. For example, the notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Foreign Account Tax Compliance Act. Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Autocallable Contingent Income Barrier Notes Linked to the Market Vectors® Gold Miners ETF

January 7, 2015

FREE WRITING PROSPECTUS